DXI Reports Q4 and Fiscal 2018 Results

VANCOUVER, BRITISH COLUMBIA, March 21, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and twelve months ended December 31, 2018.

2018 Key Financial and Operating Highlights are:

1.	Successfully drilled a new discovery natural gas well at the Company’s Woodrush property, north of Fort St. John, British Columbia, in March, 2018;

2.

Completed the 1st tranche of a debt financing of $520,000 with arms-length U.S. accredited investors. The loans are convertible into 8,666,666 common shares of the Company at $0.06 per share until expiry in 2022;

3.	Settled the financial contract liability with a U.S. oil and gas drilling fund through the assignment of certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado; and

4.	Reduced G&A expenses by 35% to $1,082,000 from $1,673,000 for the comparative period ended December 31, 2017.

CORPORATE SUMMARY – THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2018

OPERATIONS	Three months ended December 31,			Twelve months ended December 31,
	2018	2017	Change	2018	2017	Change
Production
Oil and natural gas liquids (bbls/d)	52	89	-42%	62	82	-25%
Natural gas (mcf/d) (2)	360	832	-57%	747	1,145	-35%
Combined (BOE/d)	112	228	-51%	186	273	-32%

Realized sales prices
Oil and natural gas liquids ($/bbl)	39.18	54.72	-28%	58.28	56.21	4%
Natural gas ($/mcf)	3.57	1.82	96%	2.33	2.71	-14%

Operating expenses
Oil operations ($/bbl)	43.44	25.66	69%	36.55	23.12	58%
Natural gas operations ($/mcf)	4.52	5.07	-11%	3.61	3.33	8%

Operating netback
Oil operations ($/bbl)	-9.78	21.49	-146%	14.79	25.37	-42%
Natural gas operations ($/BOE)	-8.40	-21.02	-60%	-8.73	-5.25	66%

General and administrative expenses ($/BOE)	7.25	24.07	-70%	15.91	16.78	-5%

FINANCIAL (CA$ thousands, except per share)	Three months ended December 31,			Twelve months ended December 31,
	2018	2017	Change	2018	2017	Change

Revenue	307	589	-48%	1,951	2,816	-31%
Royalties	42	81	-48%	207	336	-38%

Cash flow (1)	-289	-711	-59%	-1,611	-1,777	-9%
Cash flow per share (basic)	-0.00	-0.01	-100%	-0.02	-0.03	-46%
Cash flow per share (diluted)	-0.00	-0.01	-100%	-0.02	-0.03	-46%

Net loss	8,739	1,286	580%	11,632	5,209	123%
Basic loss ($/share)	0.08	0.01	501%	0.11	0.08	33%
Diluted loss ($/share)	0.08	0.01	501%	0.11	0.08	33%

Capital expenditures, net of dispositions	37	274	-86%	781	456	71%

Weighted average shares outstanding (thousands)
Basic	103,606	91,567	13%	103,606	61,682	68%
Diluted	103,606	91,567	13%	103,606	61,682	68%

Debt, net of working capital				3,362	8,167	-59%

Note 1: “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Twelve months ended
	December 31,		December 31,
(CA$ thousands)	2018	2017	2018	2017

Cash flows from (used in) operating activities	(483)	(776)	(891)	(1,558)
Change in operating working capital	194	65	(720)	(219)
Cash flow	(289)	(711)	(1,611)	(1,777)

RESERVES

Independent Reserves Evaluation

DXI’s reserves were evaluated by independent evaluators as at December 31, 2018 in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). GLJ Petroleum Consultants (“GLJ”) were retained by the Company to evaluate it Canadian properties and Gustavson Associates (“Gustavson”) were retained by the Company to evaluate its US properties. The reserves evaluation was based on forecast pricing as outlined in the notes to the table below entitled “Forecast Prices in 2018 Reserves Report”. Additional reserves disclosures are included in the Company’s AIF for the year ended December 31, 2018.

Summary of Reserves as at December 31, 2018(1)

				Oil	% of Proved
	Oil	Natural Gas	NGL	Equivalent	Plus Probable
	(MBBL)	(MMCF)	(MBOE)	(MBOE)	Reserves
Proved
Developed Producing	25	1,318	51	297	27%
Developed Non-Producing	-	286	13	61	6%
Undeveloped	-	3,437	160	733	66%
Total Proved	25	5,041	224	1,091	99%
Total Probable	12	4	-	12	1%
Total Proved and Probable	37	5,045	224	1,103	100%

Note 1: Reserves means DXI’s working interest reserves before deduction of royalties and without including any royalty interests.

Summary of Net Present Values, Before Tax

	Discounted at
(CA$ thousands)	0%	5%	10%	15%	20%
Proved
Developed Producing	1,745	1,093	815	662	566
Developed Non-Producing	789	436	293	216	167
Undeveloped	8,506	3,451	1,442	392	(264)
Total Proved	11,040	4,980	2,550	1,270	469
Total Probable	46	57	60	59	57
Total Proved and Probable	11,086	5,037	2,610	1,329	526

Future Development Costs

(CA$ thousands)	Proved Reserves	Proved plus Probable Reserves
2019	5,286	-
2020	-	-
2021	-	-
2022	-	-
Total Undiscounted	5,286	-

Forecast Prices in 2018 Reserves Report

The following table summarizes the first five years of the forecast prices used by GLJ and Gustavson in preparing DXI Energy’s estimated reserve volumes and net present values of future net revenues in the 2018 reserves report.

		GLJ			Gustavson
		NGL	Crude oil	Natural gas	NGL	Condensate
	Natural gas	(Edmonton	(Edmonton	(NYMEX	(Williams Fork	(NYMEX
	(AECO)	Pentanes Plus)	Par)	Henry Hub)	Wellhead)	WTI)
Year	Cdn$ / mmbtu	Cdn$ / bbl	Cdn$ / bbl	US$ / mmbtu	US$ / bbl	US$ / bbl
2019	1.85	67.67	63.33	3.00	35.28	56.25
2020	2.29	79.22	75.32	3.15	37.04	63.00
2021	2.67	83.54	79.75	3.35	39.39	67.00
2022	2.90	85.49	81.48	3.50	41.15	70.00
2023	3.14	87.80	83.54	3.63	42.68	72.50
2024+	See AIF for additional details

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) in Canada and the OTCQB (DXIEF) in the US.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.

Sean Sullivan	David Matheson
President and CEO	CFO
604-638-5050	604-638-5054
investor@dxienergy.com	dmatheson@dxienergy.com